UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-Held Company Corporate Taxpayer’s ID (CNPJ) # 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”) hereby announces that, following on from the Memorandum of Understanding disclosed to the market on April 27, 2010, it executed, on this date, a new binding Memorandum of Understanding with Banco do Brasil S.A. (“Banco do Brasil”) to develop and integrate its business through the creation of a Holding Company (“Elo Participações”), in order to launch a new Card Brand called Elo.

Bradesco and Banco do Brasil will hold 50.01% and 49.99% interest in Elo Participações, respectively, which will encompass certain activities related to the electronic payment means, such as:

➢  Elo Serviços S.A., the company holder and manager of Elo Brand of credit, debit and prepaid cards;

➢  The activities of Companhia Brasileira de Soluções e Serviços (“CBSS”) will be direct or indirectly integrated to the business of Elo Participações;

➢  100% (one hundred percent) of IBI Promotora de Vendas Ltda. quotas held by Bradesco and/or its affiliates will be sold to CBSS, in addition to the client base and business related to this sales channel for the amount of R$419,000,000.00 (four hundred and nineteen million reais). This transaction is subject to: (i) the negotiation of definite documents by the parties; and (ii) the compliance with the applicable legislation;

➢  100% (one hundred percent) of Fidelity Processadora e Serviços S.A. (“FPS”) shares held by Bradesco and/or its affiliates will be sold to CBSS, which represent 49% (forty-nine percent) of FPS’s capital stock, for the amount of R$557,900,000.00 (five hundred, fifty-seven million and nine hundred thousand reais), out of this amount, R$328,900,000.00 (three hundred, twenty-eight million and nine hundred thousand reais) as payment for performance.

 The transaction will be completed upon the conclusion of the definite documents and the compliance with applicable legal and regulatory formalities.

Bradesco also announces that, together with Banco do Brasil, is in the final stage of negotiations with Caixa Econômica Federal to integrate the latter in the launch of Elo Brand.

Additional information will be disclosed opportunely to the market as negotiations move forward.

Cidade de Deus, Osasco, SP, March 15, 2011

Banco Bradesco S.A.

Luiz Carlos Angelotti

Deputy Officer

•       Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.